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                               Idaho Power Company
                       Consolidated Financial Information

 Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
                                  Requirements


                                                  Twelve Months Ended December 31,
                                                      (Thousands of Dollars)
                                          1990       1991        1992       1993       1994
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income              $ 69,241   $ 57,872    $ 59,990   $ 84,464   $ 74,930
Income taxes:
  Income taxes (includes amounts charged
   to other income and deductions)       26,418     24,321      24,601     38,057     35,307
  Investment tax credit adjustment       (3,184)    (3,177)     (1,439)    (1,583)    (1,064)

     Total income taxes                  23,234     21,144      23,162     36,474     34,243

Income before income taxes               92,475     79,016      83,152    120,938    109,173

Fixed Charges:
  Interest on long-term debt             50,119     54,370      53,408     53,706     51,173
  Amortization of debt discount,
   expense and premium - net                309        374         392        507        567
  Interest on short-term bank loans       1,027        935         647        220      1,157
  Other interest                          2,259      3,297       1,011      2,023      1,537
  Interest portion of rentals               902        884         683      1,077        794

     Total fixed charges                 54,616     59,860      56,141     57,533     55,228
  Suppl increment to fixed charges*       1,969      1,599       2,487      2,631      2,622

     Supplemental fixed charges          56,585     61,459      58,628     60,164     57,850
   Preferred dividend requirements        5,685      6,663       7,611      8,547     10,682
     Total supplemental fixed charges
      and preferred dividends            62,270     68,122      66,239     68,711     68,532

Supplemental earnings - as defined     $149,060   $140,475    $141,780   $181,102   $167,023
Supplemental ratio of earnings to fixed
 charges and preferred dividends          2.39X      2.06X       2.14X      2.64X      2.44X
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* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.
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